Exhibit 107

CALCULATION OF FILING FEE TABLES

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to Be Paid	$4,361,078	0.00927%	$404.27
Fees Previously Paid			$0.00
Total Transaction Valuation			$4,361,078.46
Total Fees Due for Filing			$404.27
Total Fees Previously Paid			$0.00
Total Fee Offsets			$0.00
Net Fee Due			$404.27